Hydrogenics Corporation

First Quarter 2011 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

Basis of Presentation

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our consolidated interim financial statements for the three months ended March 31, 2011 and updates our MD&A for fiscal 2010. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2010.

The Corporation prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in The Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has commenced reporting on this basis in these consolidated interim financial statements. In these consolidated interim financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS and IFRS refers to Canadian GAAP subsequent to the adoption of IFRS. While the adoption of IFRS has not had an impact on the Corporation’s reported net cash flows, there has been material impact on its consolidated balance sheets and consolidated statements of operations and comprehensive loss, which are discussed further in Part 6 of this MD&A.

This MD&A is dated June 2, 2011 and all amounts herein are denominated in US dollars, unless otherwise stated.

Additional information about Hydrogenics, including our 2010 Consolidated Financial Statements and our Annual Report on Form 20-F, for the year ended December 31, 2010, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission (“SEC”) website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the Forward-looking Statements cautionary notice on page 17 of this MD&A.

In this MD&A, “Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation.

For additional information, please refer to www.hydrogenics.com/investor.

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Operating Results A discussion of our operating results for the three months ended March 31, 2011	3
2	Financial Condition A discussion of the significant changes in our Consolidated Balance Sheets	7
3	Summary of Quarterly Results A summary view of our quarterly financial performance	8
4	Liquidity and Capital Resources A discussion of cash flow, liquidity, credit facilities and other disclosures	9
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies	11
6	Recent Accounting Pronouncements A discussion of GAAP developments that have affected, will affect, or might affect the Corporation	14
7	Outlook The outlook for our business	15
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal control over financial reporting	15
9	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	16
10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements	17

Hydrogenics Corporation

1   Operating Results
A discussion of our operating results for the three months ended March 31, 2011

Hydrogenics Corporation
Summary Financial Analysis
(in thousands of US dollars, except per share amounts)

	Three months ended March 31,		% Favourable
Consolidated Interim Statements of Operations	2011	2010	(unfavourable)
Revenues
OnSite Generation	$5,533	$5,885	(6)%
Power Systems	1,854	841	120%
	7,387	6,726	10%

Gross profit	1,375	1,178	17%
Percentage of revenues	19%	18%

Selling, general and administrative expenses	3,379	2,981	(13)%
Research and product development expenses	1,141	908	(26)%

Net loss	(4,661)	(2,116)	(120)%
Net loss per share	(0.85)	(0.51)	(65)%

Consolidated Interim Statements of Cash Flows
Cash provided by (used in) operating activities	221	(2,404)	109%

Other Measures
Cash operating costs1	3,827	3,546	(8)%
EBITDA1	(2,924)	(3,445)	15%

_______________________
1 Cash operating costs and EBITDA are Non-IFRS measures. Please refer to Section 9 of this MD&A.

Hydrogenics Corporation

Highlights for the three months ended March 31, 2011 compared to the three months ended March 31, 2010

•
Revenues increased $0.7 million, or 10%, reflecting higher revenues in our Power Systems business unit, partially offset by lower revenues in our OnSite Generation business unit as a result of timing of delivery of orders. We secured $6.1 million of orders in the first quarter of 2011 compared to $5.9 million in the first quarter of 2010.

•
Cash operating costs were $3.8 million, a $0.3 million or 8% increase reflecting: (i) a $1.0 million increase in costs and fair value adjustments resulting from our DSU and RSU plans which are indexed to our share price;  (ii) a $0.2 million decrease in research and product development funding; partially offset by $0.9 million of reduced costs resulting from cost reduction initiatives.  Prior to reflecting non-cash compensation costs indexed to our share price, cash operating costs were $3.1 million, a decrease of 20%.

•
EBITDA loss was $2.9 million, a decrease of 15% attributable to increased revenues and gross profit, partially offset by an increase in cash operating costs and $1.0 million of litigation settlements incurred in the first quarter of 2010.

•
Net loss was $4.7 million, a $2.5 million or 120% increase reflecting a $0.5 million decrease in EBITDA loss noted above, offset by a $3.2 million increase in other finance gains and (losses), net.  The change in other finance gains and (losses) net, reflects a $1.3 million loss resulting from the increase in the fair value of outstanding warrants, which can be settled in cash at the option of the holder.  The gain incurred during the first quarter of 2010 was primarily the result of a $1.5 million decrease in the fair value of outstanding warrants.

•
Cash and cash equivalents and restricted cash were $10.9 million at March 31, 2011, a $1.9 million increase from December 31, 2010 reflecting: (i) $2.0 million of net proceeds from the third tranche of our subscription agreement with CommScope, Inc. of North Carolina a wholly owned subsidiary of CommScope, Inc. (“CommScope”); and (ii) $0.2 million of cash provided by operating activities; partially offset by $0.2 million of capital expenditures; and $0.1 million repayment of other non-current liabilities.

Hydrogenics Corporation

Operating Segment Review
We report our results in two business segments: OnSite Generation and Power Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. These segments are differentiated by the products developed. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation
Summary Financial Analysis
(in thousands of US dollars)
Three months ended March 31,			% Favourable
	2011	2010	(unfavourable)
Revenues	5,533	5,885	(6)%
Gross profit	681	915	(26)%
Percentage of revenues	12%	16%

Selling, general and administrative expenses	739	491	(51)%
Research and product development expenses	209	85	(146)%
Segment income/(loss)	(266)	339	(178)%

Revenues were $5.5 million, a decrease of $0.4 million or 6% reflecting variations in the timing of project deliveries.  Revenues for the three months ended March 31, 2011 reflect the sale of electrolyzer products for industrial gas applications. Orders awarded for the three months ended March 31, 2011 were $5.4 million, an increase of $1.7 million. At March 31, 2011, we had $13.5 million of confirmed orders (March 31, 2010 - $14.2 million), substantially all of which are anticipated to be delivered and recognized as revenues in 2011.

Gross profit was $0.7 million (12% of revenues), compared to $0.9 million (16% of revenues), reflecting pricing pressure on a large order booked in 2009.

Selling, general and administrative expenses were $0.7 million, an increase of $0.3 million or 52% attributed to increased sales and administration activities.

Research and product development expenses were $0.2 million, an increase of $0.1 million and reflecting increased material consumption for experimentation and prototyping trials.

Segment loss was $0.3 million, compared to Segment income of $0.3 million reflecting lower gross profit and higher operating expenses.

Hydrogenics Corporation

Power Systems
Summary Financial Analysis
(in thousands of US dollars)

Three months ended March 31			% Favourable
	2011	2010	(unfavourable)
Revenues	1,854	841	120%
Gross profit	694	263	164%
Percentage of revenues	37%	31%

Selling, general and administrative expenses	721	1,014	29%
Research and product development expenses	924	771	(21)%
Segment loss	(951)	(1,522)	39%

Revenues were $1.9 million, an increase of $1.0 million or 120% reflecting variations in the timing of project deliveries. Orders awarded for the three months ended March 31, 2011 were $0.7 million, a decrease of $1.5 million compared to the three months ended March 31, 2010. At March 31, 2011, we had $2.3 million of confirmed orders (March 31, 2010 - $4.7 million).  These orders typically have a shorter lead time than project based orders. We anticipate delivering and recognizing as revenues substantially all of the order backlog as revenues in 2011.

Gross profit was $0.7 million (37% of revenues), compared to $0.3 million (31% of revenues), reflecting product mix and product cost reductions.

Selling, general and administrative expenses were $0.7, a decrease of 0.3 million or 29% reflecting business streamlining and cost reduction initiatives.

Research and product development expenses were $0.9 million, an increase of $0.2 million or 21%, reflecting lower research and product development funding.

Segment loss was $1.0 million, a decrease of $0.6 million or 39%, primarily reflecting increased revenues and gross profit.

Hydrogenics Corporation

Corporate and Other
Summary Financial Analysis
(in thousands of US dollars)

Three months ended March 31			% Favourable
	2011	2010	(unfavourable)
Selling, general and administrative expenses	1,919	1,476	(30)%
Research and product development expenses	8	52	85%
Litigation settlements	-	1,000	100%
Other finance gains and (losses), net	(1,456)	1,748	(183)%
Corporate and other loss	(3,444)	(933)	(269)%

Selling, general and administrative expenses were $0.7 million, a decrease of $0.3 million or 29% reflecting business streamlining and cost reduction initiatives.

Research and product development expenses were less than $0.1 million and reflect the payment of intellectual property management fees.

Litigation settlements were $nil, a decrease of $1.0 million.  Litigation settlements in 2010 reflect a $1.0 million non-cash accrual associated with our estimate to settle with Alpha Capital Anstalt and Iroquois Master Fund Ltd. - which was settled on May 21, 2010.

Other finance gains and (losses), net were negative $1.5 million, a $3.2 million increase from $1.8 million primarily the result of a $1.3 million loss resulting from the increase in the fair value of outstanding warrants which can be settled in cash at the option of the holder in certain circumstances.  The gain incurred in the first quarter of 2010 was primarily the result of a $1.5 million decrease in the fair value of the outstanding warrants.  Other finance gains and (losses), net losses for the three months ended  March 31, 2011 also include a loss of $0.2 million resulting from the change in net present value of repayable government assistance as discussed in Section 2 – Financial Condition below.

Corporate and other loss for the three months ended March 31, 2011 was $3.4 million an increase of $2.5 million reflecting increases in other finance gains and (losses), net and higher selling, general and administrative expenses noted above.

2   Financial Condition
A discussion of the significant changes in our Consolidated Balance Sheets

(in thousands of US dollars)	March 31	Dec. 31	Change
	2011	2010	$	%
Cash, cash equivalents, restricted cash (representing, $1,965 (Dec. 31, 2010 - $1,108) of cash held as partial security for standby letters of credit and letters of guarantee)	$10,922	$8,989	1,933	22%
Trade and other receivables	6,576	5,603	973	17%
Inventories	6,681	8,376	(1,695)	(20)%
Goodwill	5,414	5,100	314	6%
Trade and other payables	8,445	6,584	1,861	28%
Warrants	2,531	1,252	1,279	102%
Other non-current liabilities	2,007	2,100	93	(4)%

Hydrogenics Corporation

Cash, cash equivalents and restricted cash were $10.9 million, an increase of $1.9 million or 22%. Refer to Section 4 - Liquidity and Capital Resources, for a discussion of the changes in cash, cash equivalents and restricted cash.

Trade and other receivables were $6.6 million, an increase of $1.0 million or 17%, reflecting later timing of delivery of orders during the three months ended March 31, 2011, compared to December 31, 2010, resulting in a larger proportion of receivables remaining outstanding at March 31, 2011.

Inventory was $6.7 million, a decrease of $1.7 million or 20%, reflecting the conversion of $0.7 million of finished goods inventory into revenue and a $1.0 million decrease in work-in-progress.

Goodwill was $5.4 million an increase of $0.3 million or 6%, reflecting an increase in the value of the euro relative to the US dollar.

Trade and other payables were $8.4 million, an increase of $1.9 million or 28%, reflecting a $1.0 million increase in liabilities for compensation plans indexed to our share price combined with the timing of disbursements.

Warrants were $2.5 million, an increase of $1.3 million or 102%, reflecting the increase in the fair value of warrants outstanding as a result of the increase in our share price for the three months ended March 31, 2011.

Other non-current liabilities were $2.0 million at March 31, 2011, an increase of less than $0.1 million or 2%.  Included in Other non-current liabilities is $0.8 million to reflect the Corporation’s estimate of the fair value of the obligation owing to Industry Canada regarding a settlement agreement entered into during the three months ended March 31, 2011 by the Corporation with Industry Canada, whereby the Corporation agreed to pay up to CA$2.3 million in full and final settlement of all claims in connection with an agreement originally entered into in 1998 by Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, and Technologies Partnerships Canada, a program of Industry Canada. Pursuant to the settlement agreement, the Corporation will pay a total of CA$1.5 million to Industry Canada in quarterly instalments, commencing in January 2011 and continuing until September 2017. An additional payment of 3.0% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$0.8 million, whichever will be the lesser amount shall also be paid to Industry Canada.

3   Summary of Quarterly Results
A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ending March 31, 2011. Data for periods prior to January 1, 2010 is as calculated under Canadian GAAP.

(in thousands of US dollars)	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2
Revenues	$7,387	$5,805	$5,590	$2,809	$6,726	$4,207	$3,558	$5,540
Gross profit	1,375	1,966	1,440	842	1,178	665	575	857
Percentage of revenues	19%	34%	26%	30%	18%	16%	16%	16%
EBITDA	(2,924)	(1,742)	(2,020)	(712)	(3,445)	(4,058)	(5,159)	(5,510)
Net income (loss)	(4,661)	(1,373)	(2,333)	(726)	(2,116)	6,071	(5,439)	(6,010)
Net income (loss) per share (basic and fully diluted)	(0.85)	(0.25)	(0.53)	(0.17)	(0.51)	1.64	(1.47)	(1.63)
Weighted average common shares outstanding	5,494,230	4,420,201	4,420,201	4,293,087	4,124,203	3,699,795	3,698,607	3,696,284

Hydrogenics Corporation

4   Liquidity and Capital Resources
A discussion of cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources.

Cash Provided By (Used in) Operating Activities
(in thousands of US dollars)

	Three months ended		Favourable
	March 31,		(unfavourable)
	2011	2010	$	%
Net loss	$(4,661)	$(2,116)	(2,545)	120%
Net changes in non-cash working capital	2,579	459	2,120	462%
Other items not affecting cash	2,303	(747)	3,050	408%
Cash provided by/(used in) operating activities	$221	$(2,404)	2,625	109%

Changes in cash used in operating activities for the three months ended March 31, 2011, compared to the three months ended March 31, 2010 are discussed below.

•	Net loss increased $2.5 million or 120% as described in Section 1, Operating Results, of this MD&A.

•	Changes in non-cash working capital increased $2.1 million, as described in Section 2, Financial Condition, of this MD&A.

•
Other items not affecting cash increased $3.1 million or 408% reflecting: (i) a $3.2 million non-cash change in the fair value of outstanding warrants; (ii) a $0.5 million increase in unrealized foreign exchange losses; partially offset by a $0.3 million increase in stock-based compensation associated with the voluntary surrender of 159,276 stock options held by the Corporation’s named executive officers in the three months ended March 31, 2011; and $0.2 million of other items.

As noted in our 2010 MD&A, we continue to anticipate using between $6.0 million and $9.0 million in 2011 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements could increase. These estimates are based on our actual results for the three months ended March 31, 2011 and our outlook for the nine months ending December 31, 2011.

Cash Used in Investing Activities
(in thousands of US dollars)

	Three months ended March 31,		Favourable (unfavourable)
	2011	2010	$	%
Cash used in investing activities	$(1,104)	$(113)	(991)	(877)%

Cash used in investing activities was $1.1 million for the three months ended March 31, 2011, an increase of $1.0 million, compared to the three months ended March 31, 2010. The $1.0 million of cash used in investing activities during the three months ended March 31, 2011 reflects a $0.9 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.2 million of capital expenditures.  The $0.1 million of cash used in investing activities during the three months ended March 31, 2010 reflects a less than $0.1 million increase in restricted cash being held as

Hydrogenics Corporation

partial security for standby letters of credit and letters of guarantee and less than $0.1 million of capital expenditures.

Cash Provided by Financing Activities
(in thousands of US dollars)

	Three months ended March 31		Favourable (Unfavourable)
	2011	2010	$	%
Cash provided by financing activities	$1,959	$4,600	(2,641)	(57%)

Cash provided by financing activities was $2.0 million for the three months ended March 31, 2011, and $4.6 million for the three months ended March 31, 2010.  The increase in cash provided by financing activities for the three months ended March 31, 2011 primarily reflects the closing of the third tranche of our previously announced agreement with CommScope, a global leader in infrastructure solutions for communications networks. The third tranche closed on March 31, 2011 and consisted of 488,998 common shares for an aggregate purchase price of $2.0 million ($4.09 per share). As a result of this transaction, CommScope, now owns 1,575,659 common shares representing 26.4% of the outstanding common shares of the Corporation. The increase in cash for the three months ended March 31, 2010 reflects the proceeds of a registered direct equity offering with two institutional investors on January 14, 2010.

Credit Facilities
We utilize a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution, to better manage our short-term cash requirements and to support letters of guarantee provided to customers. At March 31, 2011, we had operating lines of credit of up to 3.5 million euros or $4.9 million, dependant on qualified orders, (3.5 million euros or $4.7 million as at December 31, 2010). At March 31, 2011 and December 31, 2010, we had no indebtedness on our credit facility.

Pursuant to the terms of the credit facility, with Dexia, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia, to a maximum of 2.0 million euros, along with a maximum of 1.5 million euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million euro first charge secured against all the assets of the Borrower. This credit facility, which may be increased by an additional 1.5 million euros in certain circumstances, contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany account with Hydrogenics Corporation does not fall below a defined level.  As at March 31, 2011, the solvency covenant was 37% (December 31, 2010 - 45%).  At March 31, 2011 and December 31, 2010, the intercompany account was in compliance with these covenants.

The amount of the available line of credit is reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by Dexia. At March 31, 2011 and  December 31, 2010, there was no availability under this line of credit as the Corporation had not submitted any sales orders for approval.

Contingent Off-balance Sheet and Other Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any

Hydrogenics Corporation

such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as we are not aware of any claims.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transactions. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as we are not aware of any claims.

5   Critical Accounting Policies and Estimates
A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Transition to IFRS
Our basis of preparation and accounting policies are described in notes 2 and 3 of our consolidated interim financial statements.

We historically prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, effective January 1, 2011, we have ceased to prepare our consolidated financial statements in accordance with Canadian GAAP (and reconcile our consolidated financial statements to US GAAP) as set out in Part V of the CICA Handbook.  On January 1, 2011, we started to apply IFRS as published by the International Accounting Standards Board.

In the discussion below, the term Canadian GAAP, refers to Canadian GAAP before the adoption of IFRS and IFRS refers to Canadian GAAP subsequent to the adoption of IFRS.

The Corporation’s IFRS conversion project began in 2008. A project plan and project team, including an external adviser was established. The project’s philosophy is to select accounting policies which: (i) retain current accounting practices and policies such that financial results are presented in such a way that best reflects the true results of operations; and (ii) where possible, minimizes the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors. The IFRS conversion project consists of three discrete phases: (i) diagnostic; (ii) design and planning/solution development; and (iii) implementation. The Corporation has completed the implementation phase.

As discussed above, our consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 and IFRS 1. Subject to certain transition elections disclosed in note 5 of our consolidated interim financial statements, and discussed below, we have consistently applied the same accounting policies in our opening IFRS consolidated balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

We have also identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 3 of our March 31, 2011 consolidated interim financial statements.  The policies applied in the consolidated interim financial statements are based on IFRS issued and outstanding as of June 2, 2011, the date the Board of Directors approved the consolidated interim financial statements. Any

Hydrogenics Corporation

subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these consolidated interim financial statements, including the transition adjustments recognized on change over to IFRS discussed below.

The adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of its first annual IFRS reporting period.  However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. We have applied the following transitional exceptions and exemptions to full retrospective application of IFRS in our preparation of our opening IFRS consolidated balance sheet as at January 1, 2010, our “transition date”.

a)
To elect not to apply retrospective treatment to certain aspects of IAS 21, The Effect of Changes in Foreign Exchange Rates, and deem the cumulative translation differences for all foreign operations to be $nil at the transition date.

b)
To apply IAS 23, Borrowing Costs, prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

c)	To apply IFRS 2, Share-based Payments, retrospectively only to awards that were issued after November 7, 2002 and had not vested by the transition date.

d)
To apply IFRS 3, Business Combinations, prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date. As such, Canadian GAAP balances relating to business combinations entered into before the transition date, including goodwill, have been carried forward without adjustment.

e)
To apply the transition provisions of International Financial Reporting Interpretation Committee 4, Determining whether an Arrangement Contains a Lease, to determine if arrangements existing at the transition date contain a lease based on the circumstances existing at the transition date, rather than the historical date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of our opening IFRS consolidated balance sheet at the transition date are consistent with those made under Canadian GAAP.

In addition to the above-noted impact on our consolidated interim balance sheet at January 1, 2010, the following have impacted our 2010 consolidated financial position as a result of our conversion to IFRS:

a)	Warranty and other provisions. Under IFRS, warranty and other provisions, which were previously classified as accounts payable and accrued liabilities, have been reclassified as provisions.

b)
Post-retirement benefit liability.  We have a financial liability for a post-retirement benefit obligation, which is unfunded and payable in Canadian dollars and is a defined benefit plan to be paid to a beneficiary.  This financial liability was classified in accounts payable and accrued liabilities in the Canadian GAAP consolidated financial statements.  Under IFRS, the non-current portion of this financial liability has been classified in other non-current liabilities. The amounts of this reclassification at January 1, 2010, March 31, 2010 and December 31, 2010 were $1.1 million, $1.1 million and $1.2 million, respectively.

c)
Repayable government contributions.  We have received government assistance related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed above), we were obligated to pay royalties related to the sale of certain of its products.    Under the terms of IAS 39, Financial Instruments - Recognition and Measurement (“IAS 39”), there is a requirement for one of our funding agreements to be recorded as a financial liability under IFRS.  The net present value of the liability under this agreement was not recorded as a liability under Canadian GAAP but rather the

Hydrogenics Corporation

royalty obligation was accrued at the time of sale.  The adjustments to the values of this financial liability at January 1, 2010, March 31, 2010 and December 31, 2010 were $1.5 million, $1.3 million and $0.9 million respectively.  Changes in the value of this financial liability of ($0.2 million) and ($0.7 million) have been recorded in other finance (gains) and losses, net and interest accretion of less than $0.1 million and $0.2 million has been recorded in interest expense for the three months ended March 31, 2010 and year ended December 31, 2010, respectively.

d)
Warrants.  On January 14, 2010, the Corporation issued 500,002 warrants in conjunction with a share offering.  The warrants can be settled in cash at the option of the holder in certain defined transactions (“Fundamental Transactions”), such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transactions. For Canadian GAAP, we included the warrants within share capital because, as at the date of the Offering, it was not probable that a Fundamental Transaction would occur.  Under IFRS, we are required to classify these warrants as a liability at issuance because of the cash settlement features associated with the warrants.  We have measured the fair value of these warrants under IFRS at the time of issuance as $2.9 million; at March 31, 2010 at $1.4 million; and at December 31, 2010 at $1.3 million.  The fair value was determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rates and volatility. Transaction costs incurred and applicable to the warrants of $0.2 million have been included in selling, general and administrative expenses for the periods ended March 31, 2010 and December 31, 2010. The change in fair value during the period of $1.7 million is included within net loss for IFRS.

e)
Stock-based compensation.  Under IFRS, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, Deferred Share Units and Restricted Share Units can be accounted for in the period in which the forfeiture occurs.

f)	Amortization. Under IFRS, amortization does not appear on the face of the consolidated statement of operations and comprehensive loss but rather is included in its functional classification.

g)
Impairment of assets.  IAS 36, Impairment of Assets, for both long-lived assets and goodwill, uses a one-step approach for both testing for and measurement of impairment, with the carrying values of cash generating units (“CGUs”) being compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP, however, uses a two-step approach for impairment testing. For long-lived assets, carrying values are first compared with undiscounted future cash flows to determine whether impairment exists then any impairment is measured by comparing the assets carrying values with fair values. For goodwill, carrying values are first compared with the fair value of reporting units and any impairment is measured by comparing the fair value of the reporting unit’s goodwill to its carrying value.

Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that long-lived assets be tested for impairment at the level of CGUs, which is the lowest level of assets that generate largely independent cash inflows. This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts. IFRS requires that goodwill be tested for impairment at the lowest level within the entity at which the goodwill is monitored for internal management purposes, which cannot be larger than an operating segment, whereas under Canadian GAAP, goodwill is tested at the reporting unit level.

With the exception of goodwill, any impairment losses may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

Hydrogenics Corporation

Our impairment testing for the opening consolidated interim balance sheet under IFRS did not result in the recognition of any additional impairment losses or reversals of previously recorded impairment losses.

Further information regarding our transition to IFRS, can be found in note 5 to the consolidated interim financial statements.  Note 5, further summarizes the quantitative impact on the consolidated balance sheet of our transition to IFRS at January 1, 2010.

In addition to the above noted impact on our consolidated financial statements and accounting policies, we have also reviewed the implications of our conversion to IFRS on our information technology and data systems, internal controls over financial reporting, business processes, contractual arrangements and compensation arrangements and have made the appropriate adjustments resulting from our transition from Canadian GAAP to IFRS.

6   Recent Accounting Pronouncements
A discussion of GAAP developments that have affected, will affect, or might affect the Corporation

The IASB has issued the following standards which have not yet been adopted by the Corporation. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Corporation has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

The following is a description of the new standards:

IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October, 2010 which largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

IFRS 10 – Consolidation (“IFRS 10”) requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements (“IFRS 11”) requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

Hydrogenics Corporation

IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement (“IFRS 13”) is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards - In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

7   Outlook
The outlook for our business

Current Market Environment
As a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. For example, in recent years, the direction and relative strength of many economies have become increasingly uncertain. Economic growth in leading or emerging economies has slowed.  As a result, our current or potential customers have delayed or reduced purchases. This has resulted in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

We continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects to stimulate the economy. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America, which will positively impact our business. Recently, an increase in interest and orders for fuelling stations in Europe has signalled what we believe could be a major increase in the vigour of this market.

Delivery Outlook

Our delivery expectations for 2011 remain unchanged, as outlined in our annual 2010 MD&A. We caution readers not place undue reliance on this assessment and refer to our forward-looking statements on page 17 of this MD&A.

8  Internal Control Over Financial Reporting
A statement of responsibilities regarding internal controls over financial reporting

Other than changes required as a result of the adoption of IFRS, there were no changes in our internal controls over financial reporting during the interim period ended March 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Hydrogenics Corporation

9  Reconciliation and Definition of Non-IFRS Measures
A description, calculation and reconciliation of certain measures used by management

Non-IFRS financial measures including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating costs are used by management to provide additional insight into our performance and consolidated financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated interim financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this MD&A to enhance its’ usefulness. We have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purpose of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

EBITDA
We report EBITDA because it is a key measure used by management to evaluate performance of business units, and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of an entity’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing an entity’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly, depending on accounting methods or non-operating factors, such as historical cost.

EBITDA is not a calculation based on IFRS and should not be considered an alternative to operating income or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flows, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated interim statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA, as reported by us, may not be comparable in all instances to EBITDA, as reported by other companies.

The following is a reconciliation of EBITDA with Net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

 (in thousands of US dollars)
	Three months ended March 31
	2011	2010
Net loss	$(4,661)	$(2,116)
Loss on disposal of assets	14	-
Amortization	229	266
Finance (income)/loss, net	1,494	(1,595)
EBITDA	$(2,924)	$(3,445)

Cash operating costs

We report cash operating costs because they are a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs are not based on IFRS and should not be considered to be an alternative to loss from operations in measuring the Corporation’s performance, nor should they be used as an exclusive

Hydrogenics Corporation

measure of our operating costs because they do not consider certain stock-based compensation expenses, which are disclosed in the consolidated interim statements of operations and comprehensive loss. Investors should carefully consider the specific items included in our computation of Cash operating costs. While cash operating costs are disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs, as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs
(in thousands of US dollars)
	Three months ended March 31
	2011	2010
Loss from operations	$(3,167)	$(3,711)
Add: Gross profit	(1,375)	(1,178)
Less: Litigation settlements	-	1,000
Less: Other losses	22	-
Less: Stock-based compensation	464	77
Less: Amortization	229	266
Cash operating costs	$3,827	$3,546

10  Risk Factors and Forward-looking Statements
Risk factors and caution regarding forward-looking statements

This MD&A constitutes “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans”, “expects”, or “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analysis made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products;

Hydrogenics Corporation

failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after these statements are made might have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.
While our consolidated interim financial statements for the three months ended March 31, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Corporation’s business plan. This plan includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing. We have disclosed in our consolidated financial statements for the year ended December 31, 2010 that there are material uncertainties casting substantial doubt on our ability to continue as a going concern. In addition, the report of our independent auditors in respect of the 2010 fiscal year contains an explanatory paragraph regarding our ability to continue as a going concern.

We have sustained losses and negative cash flows from operations since our inception. We expect this will continue throughout 2011. If we do not raise enough additional capital during 2011, we may not generate sufficient cash flow to fund our obligations as they come due beyond 2011.

Hydrogenics Corporation

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

We filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the US Securities and Exchange Commission on December 31, 2009, to enhance our ability to access capital markets.  Pursuant to the Form F-3, we may offer up to $16 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided we do not issue securities with a value exceeding one third of our public float (i.e., the aggregate fair value of our outstanding common shares held by non-affiliates) in any 12-month period.  On January 14, 2010, we issued common shares and warrants with a value of $11.5 million to two institutional investors in a registered direct offering pursuant to the Form F-3.  As a result, we cannot issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

In addition, there are other limits to our ability to issue securities to raise additional funding. The NASDAQ generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value. The NASDAQ generally does not consider offerings such as our January 2010 registered direct offering to qualify as a public offering.  Accordingly, we may be required to obtain shareholder approval for issuances in future registered direct offerings or private placements.

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
At March 31, 2011, we had approximately $10.9 million of cash and cash equivalents and restricted cash (December 31, 2010 - $9.0 million). Restricted cash of $2.0 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross profits of our existing products and the development of markets for, and customer acceptance of, new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which, given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

Hydrogenics Corporation

A slow return to economic growth could continue to have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate these conditions may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding need of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

With a sustained period of slow economic growth, we expect we will continue to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impact, and an inability to access capital markets.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
We commenced operation of our fuel cell test business in 1996. Since November 7, 2007, we have been engaged principally in the research and product development and manufacture of fuel cell systems and subsystems and hydrogen generation systems. For the three months ended March 31, 2011, we derived $5.5 million or 75% of revenues from our sales of hydrogen generation products and services and $1.9 million, or 25%, of our revenues from sales of power products and services. For the year ended December 31, 2010, we derived $15.9 million or 76% of revenues from our sales of hydrogen generation products and services and $5.0 million, or 24%, of our revenues from sales of power products and services. For the year ended December 31, 2009, we derived $12.3 million, or 65%, of revenues from our sales of hydrogen generation products and services, and $6.5 million, or 35%, of our revenues from sales of power products and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to be completed in 2011. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross profits to achieve and sustain profitability. We incurred a net loss for the three months ended March 31, 2011 of $4.7 million, a net loss of $6.3 million for the year ended December 31, 2010, and a net loss of $9.4 million for the year ended December 31, 2009. Our accumulated deficit at March 31, 2011 was $318.7 million, at December 31, 2010, was $314.0 million, and at December 31, 2009, it was $307.5 million.

Hydrogenics Corporation

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2011, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 67% of revenues for the three months ended March 31, 2011, 40% of revenues for the year ended December 31, 2010, and 27% of revenues for the year ended December 31, 2009. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues is currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily

Hydrogenics Corporation

fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.
We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 16.4% of our total assets at March 31, 2011, 15.9% of our total assets at December 31, 2010, and 14.8% of our total assets  at December 31, 2009. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.